UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  March 2011

Commission File Number  000-50112

Newcastle Resources Ltd.
(Translation of registrant’s name into English)

Suite 605 – 475 Howe Street, Vancouver, British Columbia  V6C 2B3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes   [  ]  No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - [ ]

Pursuant to Rule 135c of the Securities Act of 1933, a news release is attached to this Form 6-K.

BRITISH COLUMBIA
ONTARIO
FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Newcastle Resources Ltd. (the “Company”)
    Suite 200 – 455 Granville Street
    Vancouver, BC V6C 1T1

Item 2.	Date of Material Change

March 11, 2011 and March 16, 2011

Item 3.	News Release

News Releases dated March 14, 2011 and March 16, 2011 were disseminated via Marketwire on March 14, 2011 and March 16, 2011, respectively.

Item 4.	Summary of Material Change

The Company announced that it has completed a private placement of 2,550,000 common shares at USD $1.00 per share for proceeds of USD $2,500,000.  The proceeds will be allocated for general working capital and a clinical trial presently underway in Europe.  A finders’ fee of 8%, payable in common shares of the Company, will be paid on a portion of the private placement.

The Company also announced the appointment of Dr. John Challis, President and CEO of the Michael Smith Foundation for Health Research to the Company’s board of directors.

Item 5.	Full Description of Material Change

5.1         Full Description of Material Change

   See attached news release and attached Form 20-F.

5.2         Disclosure for Restructuring Transactions

   N/A

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

David Hall
    President and Director
    604.684.4312

Item 9.	Date of Report

March 21, 2011

NEWCASTLE RESOURCES LTD.

NEWCASTLE RESOURCES ANNOUNCES CLOSING OF USD $2.5 MILLION PRIVATE PLACEMENT

VANCOUVER, BC – March 14, 2011 - Newcastle Resources Ltd. (the “Company”) (OTCQB: NCSLF) is pleased to announce that it has completed its previously announced private placement of 2,550,000 common shares at USD $1.00 per share for proceeds of USD $2,550,000. The proceeds will be allocated for general working capital and a clinical trial presently underway in Europe. A finders’ fee of 8%, payable in common shares of the Company, will be paid on a portion of the private placement.

The securities offered in the private placement will not be registered under the Securities Act of 1933 as amended (the “Act”), and unless registered under the Act, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Act and in each case only in accordance with applicable securities laws.

On behalf of the Board of Directors,
Brent Petterson, Chief Financial Officer

For further information, please contact:
Brent Petterson, CFO
Telephone: 604-684-4312
Fax: 604-689-0646

NEWCASTLE RESOURCES LTD.

Dr. John Challis Appointed to Newcastle Resources’ Board of Directors

VANCOUVER, BC –MARCH 16, 2011 – Newcastle Resources Ltd. (the “Company”) (OTCQB: NCSLF) is pleased to announce the appointment of Dr. John Challis, President and CEO of the Michael Smith Foundation for Health Research, British Columbia’s health research funding organization, to the Company’s board of directors.

Dr. Challis received his PhD from the University of Cambridge and began his career as a research scientist at the University of Oxford. In 1976, he came to Canada as a faculty member at McGill University and joined the faculty at the University of Western Ontario two years later. Dr. Challis served as founding Scientific Director of the Lawson Research Institute at St. Joseph’s Health Centre and as the Centre’s vice-president (research). In 1995, he joined the University of Toronto as Professor and Chair of the Department of Physiology and in 2001 he was appointed the founding Scientific Director of the Canadian Institute of Health Research, Institute of Human Development, Child and Youth Health. Dr. Challis served as Vice-President, Research and Associate Provost at the University of Toronto between 2003 and 2007.

In 2007, Dr. Challis was awarded The McLaughlin Medal from the Royal Society of Canada for important research of sustained excellence in medical science. In March 2009, Dr. Challis received the President’s Distinguished Scientist Award from the Society for Gynaecologic Investigation (SGI).  Currently, he holds the rank of University Professor Emeritus, University of Toronto, Departments of Physiology, Medicine and Obstetrics and Gynaecology.

Dr. Challis is an internationally-recognized researcher in the fields of physiology, obstetrics and gynaecology. He is a Fellow of the Royal Society of Canada, Fellow of the Royal College of Obstetricians and Gynecologists, and Fellow of the Canadian Academy of Health Sciences. He has published more than 500 scientific papers and articles, trained more than 70 graduate students and postdoctoral fellows and has served as President of several professional associations in his field of research.

About Newcastle Resources Inc.

Newcastle Resources Inc. acquired the majority of the shares of TrichoScience Innovations Inc. (“TrichoScience”) on December 22, 2010. TrichoScience is a life sciences company that has developed RepliCel™, a natural hair cell replication technology that has the potential to become the world’s first non-surgical, permanent solution for androgenetic alopecia and general hair loss in both men and women. Patents for the TrichoScience technology have been issued by the European Union and Australia and are pending in other major international jurisdictions. The RepliCel™ procedure has been developed over the past nine years by TrichoScience’s recognized research scientists and medical experts – specialists in the fields of hair growth, hair biology and dermatology. RepliCel™ is based on autologous cell implantation technology that replicates a patient’s hair cells from their own healthy hair follicles and, when reintroduced into areas of hair loss, initiates natural hair regeneration.

On behalf of the Board of Directors
Brent Petterson, Chief Financial Officer

For further information, please contact:
Tammey George, Director of Communications
Telephone: 604-639-1219
tg@trichoscience.com

Notice Regarding Forward Looking Statements
This press release contains projections and forward-looking statements, as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements in this press release, which are not purely historical, are forward-looking statements and can include, without limitation, statements based on current expectations involving a number of risks and uncertainties and which are not guarantees of future performance of the Company such as the statement that TrichoScience’s hair cell replication technology has the potential to become the world’s first non-surgical permanent cure for hair loss. There are numerous risks and uncertainties that could cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information, including any adverse occurrence with respect to the patenting or testing of TrichoScience’s hair cell replication technology. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Although the Company believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance those beliefs, plans, expectations or intentions will prove to be accurate. Investors should consult all of the information set forth herein and should also refer to the risk factor disclosure outlined in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2009, its quarterly reports of foreign issuer on Form 6-K, and other periodic reports filed from time-to-time with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Newcastle Resources Ltd.

/s/ Brent Petterson
Brent Petterson,
Chief Financial Officer
Date:  March 21, 2011